Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and Fiscal Year Ended May 31, 2017

Quarterly Net Revenues Increased by 23.2% Year-Over-Year

Quarterly Student Enrollments Increased by 36.9% Year-Over-Year

Quarterly Operating Income Increased by 39.7% Year-Over-Year

Fiscal Year Net Revenues Increased by 21.7% Year-Over-Year

Fiscal Year Student Enrollments Increased by 33.3% Year-Over-Year

Fiscal Year Operating Income Increased by 31.8% Year-Over-Year

BEIJING, July 25, 2017 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended May 31, 2017.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2017

•	Total net revenues increased by 23.2% year-over-year to US$486.4 million for the fourth fiscal quarter of 2017.

•	Operating income increased by 39.7% year-over-year to US$51.8 million for the fourth fiscal quarter of 2017.

•	Net income attributable to New Oriental increased by 31.9% year-over-year to US$55.4 million for the fourth fiscal quarter of 2017.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2017	4Q FY2016	% of change
Net revenues	486,353	394,865	23.2%
Operating income	51,836	37,093	39.7%
Non-GAAP operating income (2)(3)	60,808	40,725	49.3%
Net income attributable to New Oriental	55,416	42,016	31.9%
Non-GAAP net income attributable to New Oriental (2)(3)	64,388	45,648	41.1%
Net income per ADS attributable to New Oriental - basic	0.35	0.27	31.3%
Net income per ADS attributable to New Oriental - diluted	0.35	0.27	31.3%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.41	0.29	40.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.41	0.29	40.5%

(in thousands US$, except per ADS(1) data)	FY2017	FY2016	% of change
Net revenues	1,799,509	1,478,348	21.7%
Operating income	262,149	198,837	31.8%
Non-GAAP operating income(2)(3)	282,436	215,647	31.0%
Net income attributable to New Oriental	274,457	224,884	22.0%
Non-GAAP net income attributable to New Oriental(2)(3)	294,744	241,694	21.9%
Net income per ADS attributable to New Oriental - basic	1.74	1.43	21.4%
Net income per ADS attributable to New Oriental - diluted	1.74	1.43	21.6%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.87	1.54	21.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.87	1.54	21.5%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.

(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Fourth Fiscal Quarter Ended May 31, 2017

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 36.9% year-over-year to approximately 1,420,300 for the fourth fiscal quarter of 2017.

•	The total number of schools and learning centers was 855 as of May 31, 2017, an increase of 107 compared to 748 as of May 31, 2016, and an increase of 52 compared to 803 as of February 28, 2017. The total number of schools was 77 as of May 31, 2017.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are pleased to close fiscal year 2017 with a set of solid financial results. In the fourth quarter, we recorded a top line growth of 23.2%, or 30.5% if computed in Renminbi. Student enrollments were up approximately 37% during this quarter, which was driven by the continued momentum of our K-12 after-school tutoring business with enrollment growth of approximately 51% year-over-year. For the full fiscal year, net revenues grew by 21.7%, or 29.1% if computed in Renminbi, with operating income up by 31.8% and net income up by 22%. K-12 after-school tutoring business, our key revenue driver, achieved approximately 44.2% increase in revenue if computed in Renminbi in fiscal year 2017, contributing 55% of total revenues. In particular, our customer retention rate and acquisition efficiency have consistently improved through our online and offline (O2O) integrated education system, which includes U-Can Visible Progress Teaching system and revamped POP Kids program. If computed in Renminbi, our POP Kids program achieved revenue growth of over 55% and enrollment growth of 49% for the fiscal year 2017. Meanwhile, our U-Can business recorded revenue growth of approximately 40% and enrollment growth of 45% for the fiscal year.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “During the fiscal year, we continue to focus firmly on executing our “Optimize the Market” strategy. In order to maintain a healthy balance between top line and bottom line growth, we moderately accelerated our capacity expansion in some cities with strong growing momentum supported by efficient operations in the fourth quarter of fiscal year 2017. During the quarter, we added a net of 47 learning centers in around 30 existing cities, opened two new schools and a new learning center in the city of Zhangzhou and Nanyang, and rolled out two dual-teacher model schools in the city of Anyang and Handan. For fiscal year 2017, we opened a total of four new schools, three new learning centers and six dual-teacher model schools in ten new cities and added a net of 93 learning centers and one kindergarten in the existing cities. Furthermore, we achieved impactful progress in building our O2O integrated education ecosystem. The O2O system for the K-12 business became a major driver of our accelerated revenue and enrollment growth in fiscal year 2017. We are in the process of launching the O2O standardized teaching system for our overseas test preparation business, such as IELTS, TOEFL and SAT programs, in some of the large cities in China. Lastly, our pure online education platform, Koolearn.com, recorded revenue growth of approximately 31%, or 39% if computed in Renminbi for the whole fiscal year, with registered users up by over 29% and paid users up by approximately 56%.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “The encouraging financial performance of this fiscal year was supported by our continued efforts in improving utilization of facilities and enhancing cost control. For fiscal year 2017, operating margin increased 120 basis points. Moving forward into fiscal year 2018, we will continue to execute the “Optimize the Market” strategy to maintain strong growth momentum. In particular, we aim to enter into two to four new cities and add approximately 10-15% new teaching facilitates mainly for our K-12 after-school tutoring business in existing cities. In addition, we will continue to expand our businesses into remote areas in China by rolling out our dual-teacher model schools. We are confident in building sustainable long-term value for our customers and shareholders.”

Declaration of Special Cash Dividend

New Oriental’s board of directors has declared a special cash dividend in the amount of US$0.45 per ADS/common share. The cash dividend will be paid on October 6, 2017 to shareholders of record at the close of business on September 6, 2017. The ex-dividend date will be September 1, 2017. The aggregate amount of cash dividends to be paid is approximately US$70.0 million, which will be funded by surplus cash on the Company’s balance sheet.

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2017

Net Revenues

For the fourth fiscal quarter of 2017, New Oriental reported net revenues of US$486.4 million, representing a 23.2% increase year-over-year. Net revenues from educational programs and services for the fourth fiscal quarter were US$407.7 million, representing a 26.5% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the fourth fiscal quarter of 2017 increased by 36.9% year-over-year to approximately 1,420,300.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$434.5 million, representing a 20.2% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$425.5 million, representing an 18.9% increase year-over-year.

•	Cost of revenues increased by 21.9% year-over-year to US$199.3 million, primarily due to increases in teachers’ compensation for more teaching hours.

•	Selling and marketing expenses increased by 11.7% year-over-year to US$66.3 million, primarily due to increases in brand promotion expenses and selling and marketing staff’s compensation.

•	General and administrative expenses for the quarter increased by 21.8% year-over-year to US$169.0 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$160.0 million, representing an 18.4% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers by about 14% year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 147.0% to US$9.0 million in the fourth fiscal quarter of 2017.

Operating Income and Operating Margin

Operating income was US$51.8 million, a 39.7% increase from US$37.1 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$60.8 million, compared to non-GAAP income from operations of US$40.7 million in the same period of the prior fiscal year.

Operating margin for the quarter was 10.7%, compared to 9.4% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 12.5%, compared to 10.3% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$55.4 million, representing a 31.9% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.35 and US$0.35, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$64.4 million, representing a 41.1% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.41 and US$0.41, respectively.

Cash Flows

Net operating cash flow for the fourth fiscal quarter of 2017 was approximately US$211.2 million. Capital expenditures for the quarter were US$26.5 million, which were primarily attributable to the opening of four new schools and 70 learning centers and renovations at existing learning centers.

Balance Sheets

As of May 31, 2017, New Oriental had cash and cash equivalents of US$641.0 million, as compared to US$535.9 million as of February 28, 2017. In addition, the Company had US$195.1 million in term deposits, US$1,312.9 million in short-term investments and US$16.7 million in long-term investments due within one year consisting of trusts guaranteed by a bank and expected to mature within one year from May 31, 2017.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2017 was US$866.6 million, an increase of 34.0%, compared to US$646.9 million at the end of the fourth quarter of fiscal year 2016.

Financial Results for the Fiscal Year Ended May 31, 2017

For the fiscal year 2017 ended May 31, 2017, New Oriental reported net revenues of US$1,799.5 million, representing a 21.7% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the fiscal year 2017 increased by 33.3% to approximately 4,858,600.

Income from operations for the fiscal year 2017 was US$262.1 million, representing a 31.8% increase year-over-year. Non-GAAP income from operations for the fiscal year 2017 was US$282.4 million, representing a 31.0% increase year-over-year.

Operating margin for the fiscal year 2017 was 14.6%, compared to 13.4% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the fiscal year 2017, was 15.7%, compared to 14.6% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the fiscal year 2017 was US$274.5 million, representing a 22.0% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2017 amounted to US$1.74 and US$1.74, respectively.

Non-GAAP net income attributable to New Oriental for the fiscal year 2017 was US$294.7 million, representing a 21.9% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2017 amounted to US$1.87 and US$1.87, respectively.

Outlook for First Quarter of Fiscal Year 2018

New Oriental expects total net revenues in the first quarter of fiscal year 2018 (June 1, 2017 to August 31, 2017) to be in the range of US$626.5 million to US$647.3 million, representing year-over-year growth in the range of 17% to 21%.

If not taking into consideration the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 20% to 24% for the first quarter of fiscal year 2018.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 25, 2017, U.S. Eastern Time (8 PM on July 25, 2017, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until August 2, 2017:

International:	+61-2-8199-0299
Passcode:	38953942

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol ‘‘EDU.’’

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2017, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31	As of February 28
	2017	2017
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	641,018	535,929
Restricted cash, current	44	56
Term deposits	195,085	183,082
Short term investments	1,312,942	1,251,558
Accounts receivable, net	3,343	3,162
Inventory	31,742	28,168
Prepaid expenses and other current assets	119,397	118,916
Amounts due from related parties, current	5,948	5,537
Long term investments due within one year	16,743	—

Total current assets	2,326,262	2,126,408
Property, plant and equipment, net	282,800	259,446
Land use rights, net	3,668	3,664
Amounts due from related parties, non-current	1,748	1,819
Deferred tax assets, non-current	28,858	22,932
Long term deposit	24,023	21,505
Long term prepaid rent	849	356
Restricted cash, non-current	3,608	3,679
Intangible assets	4,005	4,347
Goodwill	14,083	15,634
Long term investments	217,259	195,397
Other non-current assets	17,816	4,223

Total assets	2,924,979	2,659,410

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$21,382 and US$24,138 as of February 28, 2017 and May 31, 2017, respectively)	24,258	21,416
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$196,141 and US$238,864 as of February 28, 2017 and May 31, 2017, respectively)	260,700	220,515
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$39,085 and US$40,306 as of February 28, 2017 and May 31, 2017, respectively)	51,045	43,460
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$49 and US$48 as of February 28, 2017 and May 31, 2017, respectively)	48	49
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$755,623 and US$833,932 as of February 28, 2017 and May 31, 2017, respectively)	866,630	760,521

Total current liabilities	1,202,681	1,045,961
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$2,262 and US$2,174 as of February 28, 2017 and May 31, 2017, respectively)	2,220	2,311

Total long-term liabilities	2,220	2,311
Total liabilities	1,204,901	1,048,272

Noncontrolling interests	39,130	36,810
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,680,948	1,574,328

Total shareholders’ equity	1,720,078	1,611,138
Total liabilities and shareholders’ equity	2,924,979	2,659,410

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	407,657	322,212
Books and others	78,696	72,653

Total net revenues	486,353	394,865

Operating costs and expenses (note 1):
Cost of revenues	199,257	163,433
Selling and marketing	66,307	59,386
General and administrative	168,953	138,713

Total operating costs and expenses	434,517	361,532
Gain on disposal of subsidiary	—	3,760

Operating Income	51,836	37,093

Other income, net	18,879	16,827
Provision for income taxes	(14,460)	(10,622)
Loss from equity method investments	(346)	(1,204)

Net income	55,909	42,094
Net (gain) attributable to the noncontrolling interests	(493)	(78)

Net income attributable to New Oriental Education & Technology Group Inc.	55,416	42,016

Net income per share attributable to New Oriental- Basic	0.35	0.27
Net income per share attributable to New Oriental- Diluted	0.35	0.27
Net income per ADS attributable to New Oriental- Basic (note 2)	0.35	0.27
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.35	0.27
Other comprehensive income, net of tax	36,102	15,675

Comprehensive income	92,011	57,769

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	91,864	56,750

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	8,972	3,632

Total	8,972	3,632

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	168,953	138,713
Share-based compensation expense in general and administrative expenses	8,972	3,632

Non-GAAP general and administrative expenses	159,981	135,081
Total operating costs and expenses	434,517	361,532
Share-based compensation expenses	8,972	3,632

Non-GAAP operating costs and expenses	425,545	357,900
Operating income	51,836	37,093
Share-based compensation expenses	8,972	3,632

Non-GAAP operating income	60,808	40,725
Operating margin	10.7%	9.4%
Non-GAAP operating margin	12.5%	10.3%
Net income attributable to New Oriental	55,416	42,016
Share-based compensation expenses	8,972	3,632

Non-GAAP net income	64,388	45,648
Net income per ADS attributable to New Oriental- Basic (note 2)	0.35	0.27
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.35	0.27
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.41	0.29
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.41	0.29
Weighted average shares used in calculating basic net income per ADS (note 2)	157,679,354	156,963,155
Weighted average shares used in calculating diluted net income per ADS (note 2)	158,211,421	157,536,118
Non-GAAP income per share - basic	0.41	0.29
Non-GAAP income per share - diluted	0.41	0.29

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	1,608,954	1,309,339
Books and others	190,555	169,009

Total net revenues	1,799,509	1,478,348

Operating costs and expenses (note 1):
Cost of revenues	749,586	614,364
Selling and marketing	232,826	197,897
General and administrative	554,948	471,010

Total operating costs and expenses	1,537,360	1,283,271

Gain on disposal of a subsidiary	—	3,760

Operating income	262,149	198,837

Other income, net	68,560	68,447
Provision for income taxes	(50,624)	(37,531)
Loss from equity method investments	(3,289)	(4,425)

Net income	276,796	225,328
Net (gain) attributable to the noncontrolling interests	(2,339)	(444)

Net income attributable to New Oriental Education & Technology Group Inc.	274,457	224,884

Net income per share attributable to New Oriental- Basic	1.74	1.43
Net income per share attributable to New Oriental- Diluted	1.74	1.43
Net income per ADS attributable to New Oriental- Basic (note 2)	1.74	1.43
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.74	1.43
Other comprehensive loss, net of tax	(22,712)	(35,945)

Comprehensive income	254,084	189,383

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	250,670	188,327

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	20,287	16,810

Total	20,287	16,810

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	554,948	471,010
Share-based compensation expense in general and administrative expenses	20,287	16,810

Non-GAAP general and administrative expenses	534,661	454,200
Total operating costs and expenses	1,537,360	1,283,271
Share-based compensation expenses	20,287	16,810

Non-GAAP operating costs and expenses	1,517,073	1,266,461
Operating income	262,149	198,837
Share-based compensation expenses	20,287	16,810

Non-GAAP operating income	282,436	215,647
Operating margin	14.6%	13.4%
Non-GAAP operating margin	15.7%	14.6%
Net income attributable to New Oriental	274,457	224,884
Share-based compensation expenses	20,287	16,810

Non-GAAP net income	294,744	241,694
Net income per ADS attributable to New Oriental- Basic (note 2)	1.74	1.43
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.74	1.43
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.87	1.54
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.87	1.54
Weighted average shares used in calculating basic net income per ADS (note 2)	157,551,320	156,782,439
Weighted average shares used in calculating diluted net income per ADS (note 2)	157,986,394	157,391,686
Non-GAAP income per share - basic	1.87	1.54
Non-GAAP income per share - diluted	1.87	1.54
Note 2: Each ADS represents one common share.